Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of the financial position and results of operations of International Royalty Corporation (the “Company” or “IRC”) has been prepared based on information available to the Company as of March 10, 2008 and should be read in conjunction with the Company’s consolidated financial statements and related notes thereto as of and for the year ended December 31, 2007.  All amounts are in U.S. dollars unless specifically stated otherwise.

Additional information relating to the Company, including the Company’s annual information form is available on SEDAR at www.sedar.com, or at the Company’s website at www.internationalroyalty.com.

CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION

Some of the statements contained in this document are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, and specifically include but are not limited to IRC’s expectations as to the production start dates for the Avebury, Belahouro, Gwalia Deeps, Las Cruces and Pascua projects on which IRC has royalties.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the ability of the mine operators to finance and successfully place their projects into production.

IRC’s forward-looking statements in this document regarding the anticipated timing of the start of production on several of the projects on which it has royalties is based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by the project operators in the public domain, and their ability to finance, construct and successfully operate these properties.

The forward-looking statements included in this document represent IRC’s views as of the date of this document and subsequent events and developments may cause IRC’s views to change. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this document. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Accordingly, readers should not place undue reliance on any forward-looking statements.

SUMMARY OF FINANCIAL INFORMATION:

(in thousands of $, except per share data)	Year ended December 31,
	2007	2006	2005
Statement of Operations
Royalty revenues	$49,857	$20,346	$425
Earnings (loss) from operations	19,126	4,277	(7,537)
Earnings (loss) before income taxes	9,664	2,622	(9,074)
Net earnings (loss)	11,233	11,678	(8,495)
Basic earnings (loss) from operations per share	0.28	0.07	(0.15)
Diluted earnings (loss) from operations per share	0.27	0.07	(0.15)
Basic net earnings (loss) per share	0.16	0.20	(0.17)
Diluted net earnings (loss) per share	0.16	0.20	(0.17)

Statement of Cash Flows
Cash provided by (used in) operating activities	26,531	3,921	(1,678)
Basic and diluted cash dividend per share	0.03	-	-

		December 31,
	2007	2006	2005
Balance Sheet
Total assets	384,482	262,731	255,165
Total long-term liabilities	72,247	86,176	94,520
Shareholders’ equity	295,679	174,483	159,894

FINANCIAL PERFORMANCE

Financial overview

During 2006, the Company recognized the first royalty revenue from its 2.7% Net Smelter Return (“NSR”) on the Voisey’s Bay nickel, copper and cobalt mine operated by Vale Inco.  Revenue recognized from this royalty in 2007, representing the first full year of production from the mine, was $47.7 million.  In addition, on June 12, 2006, the Company acquired the Western Australia royalty, which includes the operating Southern Cross Mine.  Quarterly revenues from royalty operations in 2007 and 2006 were as follows:

(in thousands of $)(unaudited)		2007
	Q1	Q2	Q3	Q4	Total
Voisey’s Bay	$9,705	$12,727	$13,172	$12,056	$47,660
Southern Cross	370	365	457	541	1,733
Williams	102	89	84	85	360
Meekatharra - Yaloginda	-	-	-	26	26
Other	1	26	25	26	78
	$10,178	$13,207	$13,738	$12,734	$49,857

		2006
	Q1	Q2	Q3	Q4	Total
Voisey’s Bay	$343	$1,843	$7,945	$8,930	$19,061
Southern Cross	-	66	306	498	870
Williams	67	116	105	98	386
Other	3	24	1	1	29
	$413	$2,049	$8,357	$9,527	$20,346

The significant increase in royalty revenues in 2007 contributed to net earnings of $11.2 million, or $0.16 per share compared to net earnings of $11.7 million, or $0.20 per share in 2006 and a net loss of $8.5 million in 2005, or $0.17 per share.  Decreases in Canadian Federal and Provincial income tax rates also resulted in non-recurring future tax recoveries of $7.0 million and $9.7 million in 2007 and 2006, respectively.

The start-up of Voisey’s Bay also resulted in a significant increase in cash flow from operations, from a source of $3.9 million during 2006 to a source of $26.5 million during 2007.

Over a series of transactions during 2007, the Company closed on the acquisition of a sliding-scale royalty on the Pascua gold project in Chile (the “Pascua Royalty”), scheduled to begin production in 2010.  The Pascua Royalty is a sliding-scale royalty on the Pascua gold project in Chile operated by Barrick Gold Corporation.  The total cost of the acquisitions was $56.5 million in cash and transaction costs.

On February 22, 2007, the Company announced that it had entered into an agreement to acquire a royalty on the Legacy Sand Project (“Legacy”) in Nance County, Nebraska for $12.0 million in cash. The project began production in the second quarter of 2007, but has experienced technical problems in reaching targeted output levels.  Resolution of these technical issues was stalled by on-going disputes between the former owners of Legacy.  To resolve the dispute, the partners have sold all of their interests in Legacy to a privately-held purchaser (the “Buyer”). Under the terms of the sale, the Buyer will become the Manager of a new limited liability company, Preferred Rocks of Genoa Holding Company, LLC (“Genoa”), formed to finance, own and operate the Legacy project.  A detailed plan has been formed to address existing technical issues and at the same time double the Legacy plant production capacity to 1,000,000 short tons per year of frac sand and other products.

To enable the sale and new investment, the Company restructured its interest in Legacy, originally a fixed royalty of $4.75 per ton on the first 500,000 tons produced annually for a period of 12 years and a 2% gross royalty thereafter, as well as a security interest in the sand lease.  Accordingly, on December 24, 2007, the Company and the Buyer completed a restructuring of its interest in Legacy, wherein the Company received the following:

•

$6.0 million in cash,

•

a membership interest in Genoa paying a 10% preferred return on a deemed $8.0 million investment, including return of all capital before distribution of any cash to the Manager, and

•

a residual net profits interest of 5.25% in the restructured Legacy project.

On December 13, 2007, the Company purchased four royalties from Goldcorp Inc. (“Goldcorp Royalties”) for US$4.0 million in cash, including transaction costs.

On December 21, 2007, the Company agreed to acquire 16 mineral royalties from Rio Tinto PLC (“Rio Tinto”), including interests on the near-producing Las Cruces copper and Avebury nickel mines, for $61.5 million in cash ($61.7 with transaction costs), plus a potential contingency payment.  This transaction will close in two parts.  The acquisition of the eleven non-Australian royalties of the agreement closed on December 21, 2007.  The acquisition of the five Australian royalties (Avebury, Bell Creek, Melba Flats, Merlin and Westmoreland) (the “Australian Royalties”) will close upon receiving approval from the Australian Foreign Investment Review Board and upon resolution of certain outstanding rights of first refusal.

On February 12, 2007, the Company completed a unit offering of 8,334,000 units at CA$5.40, generating net proceeds to the Company of CA$42.1 million ($35.7 million).  Also, on November 5, 2007, the Company completed an offering of 10,400,000 units at CA$6.30, generating net proceeds to the Company of CA$61.7 million ($66.0 million).  The proceeds from these offerings were used primarily for the acquisition of the Pascua royalty interests and the Rio Tinto royalty portfolio, both described above.

Royalty revenue and operations

During 2007, Voisey’s Bay transitioned from a start-up operation to full production, resulting in a significant increase in paid production in the year ended December 31, 2007 versus 2006.  The higher production, combined with record high nickel prices during 2007 resulted in an increase in revenues from Voisey’s Bay of 250%, from $19,061 in 2006 to $47,660 during 2007.

Gold revenues also increased in 2007 to $2.1 million from $1.3 million in 2006 primarily on the basis of a full year of production from Southern Cross in 2007.  This is a trend that the Company expects to continue into 2008 and future years, with the expected addition of revenues from Meekathara and Gwalia Deeps in 2008, Belahouro in 2009, and Pascua in 2010.

Production and revnue (unaudited)

			Production (1)			Revenue (in thousands of $)
Mine	Commodity	Royalty	2007	2006	2005	2007	2006	2005
Williams	Gold	0.25% NSR	209	253	381	$360	$386	$423
Southern Cross (2)	Gold	1.5% NSR	166	95	-	1,733	870	-
Voisey’s Bay						47,660	19,061	-
	Nickel	2.7% NSR	127,918	67,073	-
	Copper	2.7% NSR	89,504	53,362	-
	Cobalt	2.7% NSR	5,521	2,504	-

(1)

Gold is in thousands of ounces; nickel, copper and cobalt are in thousands of contained pounds in concentrate.  Silver ounces are converted to gold ounce equivalents by dividing silver revenue by the average price of gold during the period.

(2)

The 2006 amounts are for the period from June 12, 2006 to December 31, 2006.

Average metal prices received (unaudited)

	2007	2006	2005
Gold, per ounce	$696	$611	$444
Nickel, per pound (1)	$16.63	$11.62	-
Copper, per pound (1)	$3.38	$3.25	-
Cobalt, per pound (1)	$28.10	$15.32	-

(1)

Before transportation, smelting and refining costs.

Royalty revenues rose significantly in 2007 to $49,857,000 from $20,346,000 in 2006 and $425,000 in 2005.  The increase was a direct result of 2007 being the first full year of paid production from Voisey’s Bay after the start-up of the mine in 2006 as well as revenues from the Southern Cross Royalty, acquired in June 2006.  The increase was further impacted by another record year for commodity prices during 2007, with nickel, copper and gold all reaching levels that were at, or near, all time highs during 2007.

Amortization is computed based upon the units of production method over the life of the mineral reserves of the underlying property.  Amortization on mineral properties increased from $363,000 in 2005 and $6,005,000 in 2006, to $10,996,000 during 2007. The increases are directly attributable to the increases in production at Voisey’s Bay mine which began operations in late 2005 and the acquisition of the Southern Cross royalty in 2006.

All proceeds from the Voisey’s Bay royalty are subject to the Newfoundland and Labrador Mining and Mineral Rights Tax of 20% and therefore taxes will increase or decrease proportionately with revenues from Voisey’s Bay.  The tax was $9,532,000 in 2007 compared to $3,812,000 in 2006 and nil in 2005.

Other revenue

In October 2005, the Company agreed to loan $200,000 to New Horizon Uranium Corporation (“NHU”), and since that time has provided financial and management services to NHU to assist NHU in the financing of its operations.  In consideration for these services, NHU agreed to give the Company 2,150,000 shares of NHU in the event of a successful public listing of its shares, and to pay the Company a royalty of $0.75/lb on all future production of Uranium by NHU.  On April 12, 2007, NHU completed a reverse take-over of Crossroads Exploration Inc., which is traded on the TSX Venture Exchange (now New Horizon Uranium Corporation).  Upon completion of the reverse take-over, NHU issued the 2,150,000 shares and re-paid the loan to the Company.  This transaction was recorded as other revenue on the Company’s books in the second quarter of 2007 in the amount of the initial value of the shares of $849,000 as of April 12, 2007 and is included in other revenue in the consolidated statements of operations.

Costs and expenses

General and administrative expenses were $6,325,000 in 2007, compared to $5,360,000 in 2006 and $7,272,000 in 2005, which included stock-based compensation charges of $1,355,000 in 2007, $959,000 in 2006 and $4,992,000 in 2005.  After deducting these non-cash charges general and administrative costs were $4,970,000, $4,401,000 and $2,280,000 in 2007, 2006 and 2005 respectively.  Salary costs decreased by $353,000 in 2007 to $1,312,000, primarily as a result of a $450,000 severance charge related to the resignation of the Company’s President in 2006, offset by bonuses to officers and employees of $427,000 in 2007 compared to $250,000 in 2006.  Professional fees increased by $634,000 in 2007 to $1,421,000.  The increase was due in large part to professional fees related to implementation and auditing of the Company’s compliance with and the Sarbanes-Oxley Act, increased royalty monitoring costs and also to other legal fees related to regulatory and tax issues.  Other areas contributing to the increase in 2007 were shareholder and investor relations costs, due to the listing of Company’s shares on the American Stock Exchange in October 2006.

Business development expenses were $2,585,000 during 2007 compared to $534,000 in 2006 and $263,000 in 2005.  During the fourth quarter of 2007, the Company incurred $1,713,000 in non-recurring costs related to the pursuit of a business development opportunity.  Most of the remaining increase during 2007 related to the addition of two new employees devoted entirely to business development and a more focused effort identifying and evaluating acquisition opportunities.

Interest expense was $3,750,000 for the year ended December 31, 2007 as compared to $2,338,000 in 2006 and $1,826,000 in 2005.  Details of these amounts are as follows:

		Year ended
(in thousands of US$)		December 31,
	2007	2006	2005

Accretion of debenture discount and financing charges	$984	$880	$659
Interest on Debentures	1,538	1,458	1,167
Interest on the Revolving Facility	267	-	-
Commitment and standby fees on the Revolving Facility	961	-	-

	$3,750	$2,338	$1,826

The increase in interest expense in 2007 on the Company’s senior secured debentures (the “Debentures”) was a result of a stronger Canadian dollar during the year compared to 2006.

Impairment of royalty interests in mineral properties was $2,142,000 in the year ended December 31, 2007, compared to $358,000 in 2006 and $64,000 in 2005.  During 2007, the Company impaired royalties on five diamond exploration properties, Jubilee, Bear, Peregrine, Jewel and Repulse Bay totaling $1,418,000 as a result of the operators’ actual, or stated intent to drop these properties.  The Company also recorded a partial impairment of the Yaloginda property in Western Australia of $724,000 after concluding that the payable ounces on the project were less than originally estimated.

The Company also had a foreign currency loss of $6,206,000 in 2007, compared to a gain of $351,000 in 2006 and a loss of $85,000 during 2005.  The large loss in 2007 is a due to the strengthening of the Canadian dollar which negatively impacted the Company’s Canadian dollar denominated Debentures.

During 2007, the Canadian Federal government enacted legislation that lowers the Federal income tax rate from 19.0% (rate effective as of January 1, 2010) to 18.5% effective on January 1, 2011.  On December 14, 2007, the Canadian Federal government enacted additional legislation that incrementally lowers the Federal income tax rate from the 2007 rate of 21% to 15% on January 1, 2012.  As a result of these changes, the Company has reflected its future tax liabilities at the new enacted rates, resulting in the realization of a future income tax recovery of $7,042,000 during the year ended December 31, 2007.

During 2006, the Province of Alberta, the location of the Company’s permanent establishment, lowered its provincial income tax rate from 11.5% to 10.0%, effective April 1, 2006.  In addition, the Canadian Federal government also enacted legislation in June 2006 that eliminated the Federal surtax of 1.12% effective January 1, 2008 and also incrementally lowered the Federal income tax rate from the current rate of 21% to 19% on January 1, 2010.  As a result of these changes the Company reflected its future tax liabilities at the new rates, resulting in the realization of a future income tax recovery of $9,707,000 during the year ended December 31, 2006.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow

Cash flow from operating activities was $26,531,000 in 2007 compared to $3,921,000 in 2006 and a use of $1,678,000 in 2005.  The increase in 2007 and 2006 is attributable to the increase in revenue as noted above, and offset by increases in royalty taxes, general and administrative, business development and cash interest expense.

The Company receives its royalty payment on the Voisey’s Bay mine from Vale Inco net of the 20% mineral rights tax of Newfoundland and Labrador (“Mineral Rights Tax”).  Since the Company is ultimately obligated to pay this tax, the revenues received are reported gross, before the Mineral Rights Tax.

Investing Activities

Cash used for royalty acquisitions was $107.2 million during 2007 (net), including $44.6 million for the Rio Tinto non-Australian royalties, $56.5 million for the Pascua royalty, $4.0 million for the Goldcorp Royalties and $1.5 million for the Horizon coal royalty. Cash used for royalty acquisitions was $10.0 million during 2006, all of which was for the acquisition of the Western Australia royalty in June of 2006.  During 2007, the Company also paid $17.8 million to Rio Tinto for the Australian royalties (the transaction is scheduled to close in the first quarter of 2008) and $6.2 million (net of cash received) investment in the Legacy Sand operation. In the year ended December 31, 2006, sources of cash from investing activities were the use of the restricted cash for interest payments on the Debenture during the year, and the transfer of short-term investments to cash and cash equivalents during the year.

During the year ended December 31, 2005, IRC acquired the Voisey’s Bay royalty interest for cash consideration of $124.1 million, and additional royalty portfolios from John Livermore, Hecla Mining Company, the Hunter Exploration Group and BHP Billiton Worldwide Exploration Inc. for total cash consideration of $1.5 million.  IRC also invested a total of $1.7 million in restricted cash and $1.7 million in short-term investments during 2005.

Financing Activities

During 2007, the Company completed two separate equity offerings (see below), providing net proceeds of $101.7 million.  The Company also received cash from the exercise of stock options and warrants totalling $6.8 million during 2007.  The Company paid its initial dividends in 2007, totalling $2.0 million.  During 2006, the Company received $2.0 million in cash proceeds from the exercise of warrants.

On February 22, 2005, the Company completed its IPO of 37,790,698 Common Shares at CA$4.30 per Common Share for gross proceeds of CA$162,500,000.  Coinciding with the IPO, the Company also completed a unit offering for gross proceeds of CA$30,000,000.  The unit offering consisted of CA$30,000,000 of 5.5% debentures due February 22, 2011 and 1,395,360 common shares.  Proceeds received during 2005 are summarized as follows:

($ in thousands)	CA$	US$
Gross proceeds from the IPO	162,500	131,659
Gross proceeds from the unit offering	30,000	24,321
Agents’ commission and expenses of the IPO	(16,220)	(13,087)
Net proceeds	176,280	142,893

Cash Resources and Liquidity

The Company had a cash position of $12.7 million at December 31, 2007 and working capital of $7.6 million, compared to $11.6 million and $17.9 million, respectively, at December 31, 2006.  The decrease in working capital during the year is a result of a current tax liability of $9.9 million and current future taxes of $4.8 million.  Both of these tax liabilities are related to current and future tax liabilities of the Company’s wholly owned subsidiary, Voisey’s Bay Holding Corporation.

The Company entered into a credit agreement dated January 8, 2007 with The Bank of Nova Scotia establishing a revolving credit facility (the “Revolving Facility”) in favour of the Company in the amount of up to $20.0 million and subsequently increased it to $40.0 million effective May 17, 2007.  The Revolving Facility shall be used to provide funds for general corporate purposes, including acquisitions of royalties on mining properties.

The Revolving Facility is subject to customary terms and conditions for borrowers of this nature, including limits on incurring additional indebtedness, granting liens or selling assets without the consent of the lenders. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth.  Pursuant to the Revolving Facility, the Company granted a second charge over substantially all of its current and future assets. Archean and IRC Nevada Inc. guaranteed the indebtedness of the Company under the Revolving Facility.  IRC Nevada Inc. provided a first charge over all of its assets pursuant to a general security agreement and Archean provided a second charge over all of its assets (except for its equity interest in Voisey’s Bay Holding Corporation which was not pledged) pursuant to a general security agreement.  At December 31, 2007, the Company was in compliance with all loan requirements

On February 12, 2007 (the “Closing Date”), the Company completed an offering of 8,334,000 units of the Company at a price of CA$5.40 per unit. Each unit is comprised of one common share and one-half of one common share purchase warrant of the Company, with each whole warrant entitling the holder thereof to acquire a further common share (each, a “Warrant Share”) at a price of CA$6.50 per Warrant Share for a period of nine months after the Closing Date and at CA$7.00 per Warrant Share from the date that is nine months after the Closing Date until the date that is 18 months after the Closing Date. The expiry date of the warrants is subject to acceleration if the common shares have a closing price at or above CA$8.50 for 20 consecutive trading days. Net proceeds to the Company, after agents’ commission and expenses of the offering was CA$42,118,000, or $35,659,000.  During 2007, 751,630 of these warrants were exercised for total proceeds of CA$4,886,000 ($4,710,000).

On November 5, 2007, the Company completed an offering of 10,400,000 common shares of the Company (including an underwriter over-allotment of 400,000 common shares) at a price of CA$6.30 per share.  Net proceeds to the Company, after agent’s commissions and estimated expenses of the offering were CA$61,664,000 ($66,017,000).

The Company’s near-term cash requirements are limited to general and administrative, business development and interest expenses.  As a royalty company, there are no requirements for exploration, feasibility, development or capital expenditures on royalty interests in mineral properties.  Royalty acquisitions are discretionary in nature and will be consummated through the use of cash and cash equivalents, as available, debt, or through the issuance of common shares.

The Company believes that its current cash position, together with cash from operations will be sufficient to cover the cost of general and administrative, business development and interest expenses into the foreseeable future.

The Company’s contractual obligations for future principal payments are summarized below.  Interest payments are CA$1,650,000 annually.

Debenture
($ in thousands )	Principal
Year	Obligations (1)
2007	$-
2008	-
2009	-
2010	-
2011	30,582
Total	$30,582

(1)

The obligation is denominated in CA$.  All amounts were converted to US$ equivalents using an exchange rate of CA$1.00 to US$1.0194.

The Company has agreed to certain contingent payments in conjunction with several royalty acquisitions.  These include a $4.0 million and $6.4 million payment if the price of gold exceeds $550 per ounce and $600 per ounce, respectively, for any six month period during the first 36 months of commercial production at the Pascua Lama project.  The Company has also agreed to a $0.8 million payment to the seller of the Belcourt royalty within 10 days of the announcement of a construction decision and, if the Las Cruces deposit is shown to contain a suspected deep primary sulphide resource, the Company will make a contingency payment to Rio Tinto of $0.005 for each pound of identified recoverable copper in the sulphide reserve at the commencement of production.

Financial Position

In 2005, the Company recorded an adjustment to the purchase price of the Archean acquisition (Voisey’s Bay Royalty) and its Hunter Royalty Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes.   The effect of the adjustments is to increase the value of the respective royalty interests and to record an offsetting adjustment to the future income tax liability.  This adjustment will have no impact on future cash flows of the Company.  Recording of the future income tax liability has been offset by a corresponding recognition of tax benefits related to the Company’s tax net operating losses, and certain expenses of the IPO and the 2005 unit offering.  Details of the balance in future income taxes at December 31, 2007 are as follows:

(in thousands of $)
Adjustment to royalty interests in mineral properties	$57,553
Deferred income	4,850
Share issue costs	(2,805)
Deferred gain	(783)
Net operating losses	(8,245)
Other, net	(68)

$50,502

On November 13, 2007, the Company issued 562,000 stock options to its directors, officers and employees.  The stock options were at an exercise price of CA$5.81 per share and vest over three years from the time of issuance.

QUARTERLY INFORMATION

Net earnings for the quarter ended December 31, 2007 were $5.3 million or $0.07 per share compared to $3.0 million or $0.05 per share for the quarter ended December 31, 2006.  Royalty revenues were $12.7 million in the fourth quarter of 2007 compared to $9.5 million in the fourth quarter of 2006.  The increase was driven by the start-up of the Voisey’s Bay mine and the acquisition of the Southern Cross royalty.

Amortization on mineral properties increased from $2,327,000 in the quarter ended December 31, 2006, to $3,258,000 during the same quarter in 2007, attributable primarily to the start-up of the Voisey’s Bay mine and the acquisition of the Southern Cross royalty.  Royalty taxes were $2.4 million in 2007 compared to $1.8 million in 2006, also as a result of the start-up of Voisey’s Bay.

General and administrative expenses were $1,667,000 during the quarter ended December 31, 2007, compared to $1,592,000 in the quarter ended December 31, 2006.  Salaries and benefits decreased by $51,000 to $458,000, primarily as a result of $250,000 in bonuses authorized by the Board of Directors in the fourth quarter of 2006.  Stock-based compensation increased to $335,000 during the fourth quarter of 2007 compared to $295,000 in 2006.  Legal, accounting and other professional fees increased approximately $172,000 due primarily to increased Sarbanes Oxley implementation and review activities during the quarter.

Cash from operating activities was $7,396,000 during the fourth quarter of 2007 compared to $5,458,000 in the same quarter in 2006.  The increase was primarily driven by the increase in revenues from the Voisey’s Bay and Southern Cross royalties, and offset by the increase in expenses discussed above.

The following table provides selected financial data derived from the Company’s eight most recently completed quarters.

($ in thousands, except per		2007				2006
share data)(unaudited)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Statement of Operations
Royalty revenues	$12,734	$13,738	$13,207	$10,178	$9,527	$8,357	$2,049	$413
Earnings (loss) from
operations	2,973	5,509	6,611	4,033	3,653	2,659	(512)	(1,523)
Net earnings (loss)	5,275	1,413	2,380	2,165	2,955	1,506	8,654	(1,437)
Basic earnings (loss) from
operations per share	0.04	0.08	0.10	0.06	0.06	0.05	(0.01)	(0.03)
Diluted earnings (loss)
from operations per share	0.04	0.08	0.09	0.06	0.06	0.05	(0.01)	(0.03)
Basic net earnings (loss)
per share	0.07	0.02	0.04	0.03	0.05	0.03	0.15	(0.03)
Diluted net earnings (loss)
per share	0.07	0.02	0.03	0.03	0.05	0.03	0.15	(0.02)

The decrease in earnings from operations in the fourth quarter of 2007 to $2,973,000 from $3,653,000 in 2006 are primarily attributable to one time charges to business development expense in the fourth quarter of 2007 of $1,713,000, related to a business development opportunity, resulting in an increase in business development costs of $1,700,000 in the quarter ended December 31, 2007 versus the same period of 2006.  The Company also had impairment of $724,000 in the fourth quarter of 2007 compared to $28,000 in 2006.

The increasing royalty revenues during 2006 and into 2007 are primarily a result of the ramp-up of production at the Voisey’s Bay mine, as well as royalty revenue from the Southern Cross royalty, acquired in June 2006.  Increasing metal prices during 2006 and 2007 have also been a contributing factor in the improved revenue figures during the second half of 2006 and all of 2007.

During the third and fourth quarters of 2006 and through all of 2007, the Company’s significant increase in revenues from the Voisey’s Bay royalty was the primary factor resulting in earnings from operations and net earnings for those periods.  Earnings from operations and net earnings in the second quarter of 2007 were also positively impacted by $849,000 in revenue recorded upon the receipt of 2,150,000 shares of New Horizon Uranium Corporation.  Net earnings of the Company were negatively impacted by foreign currency losses of $1.9 million in each of the second and third quarters of 2007 and $2.6 million in the fourth quarter of 2007.

During the second quarter of 2007, the Canadian Federal government enacted legislation that lowers the Federal income tax rate from 19.0% (rate effective as of January 1, 2010) to 18.5% effective on January 1, 2011, resulting in the realization of a future income tax benefit of $914,000 during the quarter.  On December 14, 2007, the Canadian Federal government enacted additional legislation that incrementally lowers the Federal income tax rate from the current rate of 21% to 15% on January 1, 2012, resulting in the realization of a future income tax recovery of $8,586,000 during the fourth quarter of 2007.

During the second quarter of 2006, the Province of Alberta lowered its provincial income tax rate from 11.5% to 10.0%, effective April 1, 2006.  In addition, the Canadian Federal government also enacted legislation in June 2006 that eliminates the Federal surtax of 1.12% effective January 1, 2008 and also incrementally lowers the Federal income tax rate from the current rate of 21% to 19% on January 1, 2010.  As a result of these changes the Company reflected its future tax liabilities at the new rates, resulting in the realization of a future income tax recovery of $9,570,000 and was the primary reason for the significant increase in net earnings during the second quarter of 2006.

OUTLOOK

During 2007, the Company committed over $130 million towards the expansion of its existing royalty and investment portfolio.  These investments include the following:

•

A 1.5% NSR royalty on Inmet Mining Corporation’s (“Inmet”) Las Cruces copper project in Spain.  Inmet is currently constructing the mine with first cathode production expected in the fourth quarter of 2008, with a projected annual average production rate over 15 years of 142 million pounds of copper.  Inmet reports that the open-pit mine has Proven and Probable Reserves of 17.6 million tonnes grading 6.2% copper (2.4 billion pounds).  They also report the possibility of deeper primary sulphide resources.

•

A 2.0% NSR royalty on the Avebury nickel project in Tasmania, Australia. This mine is expected to be placed into production during the first quarter of 2008 by Allegiance Mining NL.  The underground mine will process high-grade sulphide ores from Measured Resources of 0.46 million tonnes grading 1.15%, Indicated Resources of 5.6 million tonnes grading 1.16% and Inferred Resources of 5.8 million tonnes grading 1.05%, at a 0.7% nickel cutoff grade.

•

A 32.1% interest in the Pascua Royalty purchased from a Chilean family.  The Pascua Royalty is a sliding-scale royalty on the Pascua gold project in Chile operated by Barrick Gold Corporation (“Barrick”).  The total cost of the acquisitions was $56.5 million in cash and transaction costs.

The Pascua royalties acquired apply to the gold and copper produced from the Pascua, the Chilean side of the Pascua-Lama project. IRC’s share of the royalty is a linear sliding-scale NSR royalty ranging from 0.4725% at a gold price of $300 per ounce or below to 3.15% at a gold price of $800 per ounce and above.  Barrick, pending certain permits, expects to begin production in 2010 at an annual rate of 750,000 ounces per year as stated on their website.

•

A net $6.1 million investment in the Legacy Sand Project in the form of a membership interest in Preferred Rocks of Genoa Holding Company, LLC paying a 10% preferred return on a deemed US$8.0 million investment and a residual net profits interest of 5.25% in the Legacy project.

•

An effective 0.28% to 2.79% net smelter return (“NSR”) royalty on the Pinson gold project (“Pinson”) located in Nevada.  Barrick is currently completing feasibility studies on the Pinson project at a cost of US$30 million and is expected to be completed by April, 2009.  This acquisition further increases IRC’s holdings in the Pinson district of Nevada.  Over the past three years, IRC has made two other purchases on the Pinson trend and established itself as the largest owner of Pinson royalty interests, covering approximately 80% of the known high-grade gold Resources.  With the 2007 addition of the Pinson royalty, IRC’s interests on the known Pinson resources provide the Company with a higher total royalty rate (4.23%) and additional exposure to 14 square miles of regional exploration potential in the Pinson district.

In addition to these acquisitions, several of the Company’s existing royalties have recently, or will soon begin production.  In the fourth quarter of 2007, Mercator Gold Plc began gold production at its Meekatharra operations in Western Australia at an initial rate of 120,000 ounces per year.  Production began in the Yaloginda project area, where the Company owns a 0.045% net smelter returns royalty and is expected to expand into the Paddy’s Flat project area in 2009, with a royalty rate of 1.5%.  St. Barbara Limited also has announced that it expects to start production at its Gwalia Deeps underground project  in the third quarter of 2008 at an initial annual rate of 100,000 ounces of gold and ramping up to 200,000 ounces per year within 18 months.  The Company holds a 1.5% net smelter returns royalty on Gwalia Deeps.  In early 2009, production is expected to begin at Goldbelt Resources Ltd.’s (recently acquired by Wega Mining) Inata gold project (Belahouro) in Burkina Faso, West Africa on which the Company holds a 2.5% net smelter returns royalty.

These additional producing royalties will not only increase the Company’s revenues, but also give it a more diversified producing portfolio in terms of the quantity of royalties, commodities, and geographically.  This in turn should produce a more stable and predictable revenue stream in future years.

Because the Company acquired the shares of Archean instead of a direct interest in the Voisey’s Bay Royalty, the Company has no amortizable basis for Canadian income tax purposes, which may have an adverse impact on the Company’s current tax liability.

The Company’s debentures are denominated in Canadian dollars.  In order to partially offset the foreign currency risk associated therewith, the Board of Directors has instructed management to maintain all cash balances in Canadian dollar accounts.  All excess cash is invested in short-term, interest bearing securities until they can be utilized for the acquisition of other royalty interests.  The interest income from those investments will be offset by interest expense on the debentures.

Related Party Transactions

IRC subleased its corporate headquarters office space in Denver, Colorado from a company controlled by the chairman and chief executive officer of the Company through May 2005. The terms of the sublease were the same as the original underlying lease. Rent expense under the sublease during 2005 was $10,000.

These amounts are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These expenses are included in general and administrative expenses on the statement of operations.

Effective January 31, 2007, George Young, an officer and director of the Company resigned his employment and stepped down from the Board of Directors in order to pursue other business opportunities.  Mr. Young will be retained as a consultant to the Company.  As part of his resignation agreement, Mr. Young has guaranteed the repayment of a promissory note from South American Metals (note 5) ($810,000 at December 31, 2007).  The guarantee is secured by the pledge of certain of Mr. Young’s shares and stock options of the Company.

There were no amounts due from or to related parties at December 31, 2007 and 2006.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates by a material amount.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying royalty properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to significant risks and uncertainties.  These estimates affect amortization of royalty interests in mineral properties and the assessment of recoverability of the royalty interests in mineral properties.  The estimated fair values of stock options and warrants require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate of the stock options and warrants.  Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements.

Amortization of Royalty Interests in Mineral Properties

Acquisition costs of production stage royalty interests are amortized using the units of production method over the life of the mineral property, which is determined using available estimates of proven and probable reserves. Acquisition costs of royalty interests on development, feasibility and exploration stage mineral properties are not amortized. At such time as the associated mineral interests are placed into production, the cost basis is amortized using the units of production method over available estimates of proven and probable reserves.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable.  The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows.

Financial Instruments

Effective January 1, 2007, the Company adopted CICA Section 3855 - Financial Instruments - Recognition and Measurement.  Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

The adoption of Section 3855 had an impact on the January 1, 2007 balance sheet of the Company.  Financing charges related to the senior secured debentures (the “Debentures”) of $1,257,000 (net of amortization) at December 31, 2006 previously were reported as other assets on the balance sheet and were being amortized to interest expense using the effective interest rate method.  Upon adoption of Section 3855, the Company’s new policy regarding these finance charges is to record these charges as a reduction of the carrying value of the Debentures, which are being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method.  The adjustment was reported as a reduction of the opening balances in other assets and senior secured debentures as of January 1, 2007.

Stock options

The Company determines the fair value of stock option awards to employees using the black-scholes model, and these amounts are recognized as an expense over the vesting period of the related option.

Future income taxes

Income taxes are accounted for using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

NEW ACCOUNTING PRONOUNCEMENTS

The following new standards may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008, unless otherwise noted. The Company will adopt the requirements commencing in the interim period ended March 31, 2008 and is considering the impact this will have on the Company's financial statements.

Section 1535 – Capital Disclosures - This Section establishes standards for disclosing information about an entity's capital and how it is managed.  Under this standard the Company will be required to disclose the following, based on the information provided internally to the entity's key management personnel:

(i)

qualitative information about its objectives, policies and processes for managing capital;

(ii)

summary quantitative data about what it manages as capital;

(iii)

whether during the period it complied with any externally imposed capital requirements to which it is subject; and

(iv)

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Section 3064 – Goodwill and Intangible Assets – This section replaces CICA 3062 “Goodwill and Intangible Assets” and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expenses as incurred.  This section is effective as of January 1, 2009.

Section 3862 – Financial Instruments – Disclosures - This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

(i)

designating financial assets and liabilities as held for trading;

(ii)

designating financial assets as available-for-sale; and

(iii)

determining when impairment is recorded against the related financial asset or when an allowance account is used.

OUTSTANDING SHARE DATA

As of March 10, 2008, there were 78,476,856 common shares outstanding.  In addition there were 5,574,000 director and employee stock options with exercise prices ranging between CA$3.67 and CA$5.81 per share.  There were also 3,415,370 warrants outstanding allowing the holders to purchase common shares at a price of CA$7.00 until August 12, 2008.  These warrants expire on August 12, 2008 and are subject to acceleration if the common shares have a closing price at or above CA$8.50 for 20 consecutive trading days.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

In accordance with National Instrument 52-109 respecting certification of disclosure in issuers' annual and interim filings, Management has evaluated the effectiveness of the Company's internal controls and procedures over financial reporting for the year ended December 31, 2007.  Management has concluded that the Company's internal controls and procedures provide reasonable assurance that (i) information required to be disclosed by the Company in its annual filings, interim filings or any other report filed or submitted by it under applicable securities legislation is recorded, processed, summarized and reported within the prescribed time periods, and (ii) material information required to be disclosed in the foregoing filings or reports is accumulated and communicated to the Company's management, including its Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosure.

There have been no changes in internal control over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

FACTORS AFFECTING OPERATING RESULTS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of the operations of the Company.  This discussion, by its nature, is not all-inclusive.  It is not a guarantee that other factors will or will not affect the Company in the future.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years.  The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

Foreign Currency Fluctuations

The Company’s royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results.  There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Company Valuation Heavily Dependent on Voisey’s Bay Royalty

The Company’s valuation is presently heavily weighted with the value of the Voisey’s Bay Royalty.  The Voisey’s Bay Royalty is very material to the Company’s ability to generate revenue.  Therefore, the risk associated with the Company’s valuation is heightened in the event that the Voisey’s Bay operation does not perform as expected.

Recoverability of Resources and Reserves

The figures provided in connection with reserves and resources in respect of the properties in which the Company has acquired royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized.  The ore actually recovered may differ from the estimated grades of the reserves and resources.  Future production could differ from reserve and resources estimates for, among others, the following reasons:

(a)

mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b)

increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a reserve or resource ;

(c)

the grade of the reserves or resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the reserves or resources ;

(d)

declines in the market prices of metals may render the mining of some or all of the reserves uneconomic ;

(e)

unexpected penalties may be imposed by smelters or refiners; and

(f)

the metallurgy may turn out differently than that anticipated ..